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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
October 4, 2012
Registration Statement No. 333-170573

SUPPLEMENTAL DISCLOSURE

Explanatory note

The Manitowoc Company, Inc. ("Manitowoc," "our company," "we," "us" or "our") is providing this supplemental disclosure to correct certain financial data included in its preliminary prospectus supplement (the "prospectus supplement"), dated October 4, 2012, to the above-referenced registration statement. The corrected data includes:

•
Gross profit and various other earnings (loss) amounts for the year ended December 31, 2011 and the six-month periods ended June 30, 2012 and 2011 included in the "Summary historical consolidated financial data" and "Selected financial data" sections of the prospectus supplement;

•
Working capital amounts as of December 31, 2011, June 30, 2012 and June 30, 2011 included in the "Summary historical consolidated financial data" section of the prospectus supplement;

•
Adjusted EBITDA and Adjusted EBITDA input amounts for the six-month periods ended June 30, 2012 and 2011 included in the "Summary historical consolidated financial data" section of the prospectus supplement;

•
The historical and as adjusted retained earnings, total stockholders' equity, total equity and total capitalization amounts included in the "Capitalization" section of the prospectus supplement;

•
Crane Segment earnings (loss) from continuing operations and total operating earnings (loss) from continuing operations for the year ended December 31, 2011 and the six-month periods ended June 30, 2011 and 2012 included in the "Summary historical consolidated financial data" and "Business—Financial information about business segments" sections of the prospectus supplement; and

•
Conforming changes to corresponding data set forth in the "Summary" section of the prospectus supplement.

The corrected disclosures, other than the conforming changes, follow.

* * * * *

 Summary historical consolidated financial data

The following summary historical financial data have been derived from our consolidated financial statements. This data should be read in conjunction with our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Form 10-K") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 incorporated by reference into this prospectus supplement. Results of the Kysor/Warren business in the years ended December 31, 2011, 2010 and 2009 and results of substantially all Enodis ice businesses and certain Enodis non-ice businesses in the year ended December 31, 2009 have been classified as discontinued operations in the consolidated financial statements to exclude the results from continuing operations. In addition, the earnings (loss) from discontinued operations include the impact of changes in estimates to certain retained liabilities for operations sold or closed in periods prior to those presented. Financial data for 2010, 2009 and 2008 has been revised to correct errors identified in 2011 relating to these periods. See Note 1, "Company and Basis of Presentation" in the consolidated financial statements included in the 2011 Form 10-K for further discussion of the revisions on 2010 consolidated balance sheet data and 2010 and 2009 consolidated statements of operations data. For businesses acquired during the time periods presented, results are included in the table from their acquisition date.

	Year ended December 31			Six months ended June 30
(In millions)	2011	2010*	2009*	2012	2011

Net Sales
Cranes and Related Products	$2,164.6	$1,748.6	$2,285.0	$1,118.6	$947.6
Foodservice Equipment	1,487.3	1,393.1	1,334.8	747.4	734.4

Total	3,651.9	3,141.7	3,619.8	1,866.0	1,682.0

Gross Profit	835.0	766.1	797.4	458.8	404.0

Earnings (Loss) from Operations
Cranes and Related Products	103.9	89.8	145.0	73.4	43.5
Foodservice Equipment	216.0	203.0	167.0	118.5	103.9
Corporate	(56.9)	(41.2)	(44.4)	(32.5)	(28.9)
Amortization expense	(38.8)	(38.3)	(38.4)	(19.1)	(19.3)
Goodwill impairment	—	—	(520.3)	—	—
Intangible asset impairment	—	—	(146.4)	—	—
Restructuring and integration expense	(5.7)	(3.8)	(43.2)	(1.0)	(3.0)
Other	0.5	(2.3)	(3.4)	(0.1)	(0.1)

Total	219.0	207.2	(484.1)	139.2	96.1
Interest expense and amortization of deferred financing fees	(157.1)	(197.0)	(202.8)	(70.9)	(83.7)
Loss on debt extinguishment	(29.7)	(44.0)	(9.2)	—	(27.8)
Other income (expense)—net	2.3	(9.9)	17.3	0.3	1.1

Earnings (loss) from continuing operations before taxes on earnings	34.5	(43.7)	(678.8)	68.6	(14.3)
Provision (benefit) for taxes on earnings	13.7	26.0	(69.2)	27.2	0.9

Earnings (loss) from continuing operations	20.8	(69.7)	(609.6)	41.4	(15.2)
Discontinued operations:(1)
Earnings (loss) from discontinued operations and gain (loss) on sale of discontinued operations, net of income taxes	(38.5)	(7.6)	(58.3)	(0.5)	(36.6)

Net earnings (loss)	$(17.7)	$(77.3)	$(667.9)	$40.9	$(51.8)
Less: Net earnings (loss) attributable to noncontrolling interest, net of tax	(6.5)	(2.7)	(2.5)	(4.2)	(2.0)

Net earnings (loss) attributable to Manitowoc	(11.2)	(74.6)	(665.4)	45.1	(49.8)

Amounts attributable to the Manitowoc common shareholders:
Earnings (loss) from continuing operations	27.3	(67.0)	(607.1)	45.1	(13.2)
Earnings (loss) from discontinued operations and gain (loss) on sale of discontinued operations, net of income taxes	(38.5)	(7.6)	(58.3)	(0.5)	(36.6)

Net earnings (loss) attributable to Manitowoc	$(11.2)	$(74.6)	$(665.4)	$45.1	$(49.8)

Adjusted EBITDA(2)	$349.2	$331.4	$377.1	$197.0	$161.2
Crane Backlog	760.5	571.7	572.7	943.6	838.8
Cash Flow provided by (used for) Operations	15.6	209.3	339.5	(121.8)	(187.3)
Cash and Cash Equivalents	68.6	83.7	103.7	56.8	81.1
Total Assets	4,027.2	4,076.0	4,344.8	4,179.5	4,219.1
Net Working Capital(3)	507.5	454.4	581.4	685.1	677.8
Total Debt	1,890.0	1,997.4	2,172.4	2,062.8	2,081.3
Depreciation and Amortization	120.9	125.5	126.3	53.5	60.4
Capital Expenditures	64.9	36.1	69.2	34.8	18.6

*      2009 and 2008 balance sheet data have been revised to correct errors identified in 2011. The impact of these errors on the 2009 and 2008 balance sheet data was a $1.2 million increase and a $27.1 million decrease, respectively, to Identifiable Assets (Foodservice Equipment). 2010, 2009 and 2008 net earnings (loss) data have been revised to correct errors identified in 2011. There was an increase to net loss of $6.1 million in 2010, a decrease to net loss of $35.1 million in 2009 and an increase to net earnings of $0.8 million in 2008 as a result of the correction of these errors. See Note 1, "Company and Basis of Presentation" in the consolidated financial statements included in the 2011 Form 10-K for further discussion of the nature of these errors.

 The company has also identified errors related to its deferred tax liability and goodwill accounts that originated in connection with certain acquisitions 5 to 10 years ago, resulting in an understatement of these accounts, and a cumulative overstatement of income tax expense of $18.6 million through June 30, 2012. In addition, the company had previously identified an error related to the overstatement of inventory ($2.9 million in 2011; $1.1 million in the first quarter of 2012) that had been corrected as an out-of-period adjustment in the second quarter of 2012. The company does not believe these errors to be material to the company's results of operations, financial position, or cash flows for any of the company's previously filed annual or quarterly financial statements. Accordingly, the company has revised the financial information in the table above to correct for these errors. The company expects to revise the financial information for prior periods to correct these errors the next time the impacted annual and quarterly financial statements are issued. These revisions impacted the financial information above as follows:

  (a)
  Decrease to earnings (loss) from continuing operations before taxes on earnings of $2.9 million for the year ended December 31, 2011 and increase to earnings (loss) from continuing operations before taxes on earnings of $2.9 million for the six months ended June 30, 2012;

  (b)
  Decrease to provision for taxes on income and increase to net earnings of: $2.2 million, $4.9 million and $3.7 million for the years ended 2011, 2010 and 2009, respectively; and decrease to the provision on taxes and increase to net earnings of $0.6 million for the six-month periods ended, June 30, 2012 and 2011;

  (c)
  Increases to total assets of: $64.9 million as of December 31, 2010 and 2009, and June 30, 2011; $62.0 million as of December 31, 2011 and $67.8 million as of June 30, 2012.

(1)   Discontinued operations primarily represent the results of operations and gain or loss on sale or closure of substantially all Enodis ice businesses and certain Enodis non-ice businesses and Kysor/Warren, which either qualified for discontinued operations treatment, or were sold or closed during 2011, 2010 or 2009.

(2)   Adjusted EBITDA, as defined under our senior secured credit agreement and used in this prospectus supplement, consists of our net earnings (loss) attributable to Manitowoc before interest, income taxes, depreciation, and amortization, without giving effect to (a) any extraordinary gains, extraordinary losses or other extraordinary non-cash charges or benefits, or (b) any gains or losses from sales of assets other than from sales of inventory in the ordinary course of business.

 We believe Adjusted EBITDA is a useful financial performance measure for our debt holders and us and is a complement to net income determined in accordance with U.S. GAAP. Because it excludes interest and income taxes, Adjusted EBITDA provides insight with respect to our ongoing operating results irrespective of our capital structure, and because it excludes depreciation and amortization, Adjusted EBITDA provides a basis for measuring our financial performance unrelated to historical cost or carrying value of long-lived assets. We believe that the disclosure of the calculation of Adjusted EBITDA provides information that is useful to an investor's understanding of our liquidity and financial flexibility. Adjusted EBITDA is also an important metric because it relates directly to our ability to comply with our financial covenants in our senior secured credit facilities and as such, we believe Adjusted EBITDA is material to an understanding of our financial condition.

 Adjusted EBITDA is not a measurement of financial performance or liquidity under GAAP. Adjusted EBITDA should not be construed as an alternative to earnings from operations as determined in accordance with GAAP as an indicator of our operating performance, or as an alternative to cash flows from operating activities as determined in accordance GAAP as a measure of liquidity. We have significant uses of cash flows, including capital expenditure and debt principal repayments that are not reflected in Adjusted EBITDA. It should also be noted that not all companies that report Adjusted EBITDA information calculate Adjusted EBITDA in the same manner as we do.

 The following is a reconciliation of net earnings (loss) attributable to Manitowoc to Adjusted EBITDA for the periods above:

	Year ended December 31			Six months ended June 30
(In millions)	2011	2010	2009	2012	2011

Net earnings (loss) attributable to Manitowoc	$(11.2)	$(74.6)	$(665.4)	$45.1	$(49.8)
Earnings (loss) from discontinued operations and gain (loss) on sale of discontinued operations, net of income taxes	38.5	7.6	58.3	0.5	36.6
Interest expense and amortization of deferred financing fees	157.1	197.0	202.8	70.9	83.7
Income taxes	13.7	26.0	(69.2)	27.2	0.9
Depreciation & amortization	120.9	125.5	126.3	53.5	60.4
Restructuring charges(a)	5.6	3.8	39.6	0.9	2.8
Early extinguishment of debt(b)	29.7	44.0	9.2	—	27.8
Change in accounting(c)	—	—	2.5	—	—
Asset impairment(d)	—	—	666.7	—	—
Other	(5.1)	2.1	6.3	(1.1)	(1.2)

Adjusted EBITDA	$349.2	$331.4	$377.1	$197.0	$161.2

  (a)
  Relates to severance and other employee reduction costs incurred in the period in both segments and all regions, and the closure of certain Foodservice facilities that became redundant as a result of the Enodis acquisition.

  (b)
  Represents the accelerated amortization of deferred financing fees as a result of principal payments of debt prior to the required payment schedule.

  (c)
  Reflects the write-off of acquisition fees on January 1, 2009 concurrent with the adoption of Accounting Standard Codification Topic 805, "Business Combinations."

  (d)
  Represents the non-cash goodwill and other intangible asset impairment charges taken in the first quarter of 2009.
(3)
Working capital is defined as net inventory plus net accounts receivable less trade accounts payable.

 Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012 on an actual basis and as adjusted giving effect to the sale of $250.0 million of notes in this offering and the application of the estimated gross proceeds of this offering as described under "Use of proceeds."

You should read this table in conjunction with our historical financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	June 30, 2012
(In millions)	Actual	As adjusted

Cash and cash equivalents	$56.8	$56.8

Debt:
$500 million revolving credit facility(1)	$146.6	$50.6
Term Loan A	315.0	315.0
Term Loan B	332.0	332.0
Capitalized leases	2.1	2.1

Total senior secured debt	795.7	699.7
7 1/8% senior notes due 2013	150.0	—
9 1/2% senior notes due 2018	410.9	410.9
8 1/2% senior notes due 2020	620.2	620.2
Notes offered hereby(2)	—	250.0
Other(3)	88.1	88.1

Total debt(4)	2,064.9	2,068.9
Stockholders' equity:
Common stock, $0.01 par value per share	1.4	1.4
Additional paid-in capital	480.5	480.5
Accumulated other comprehensive loss	(38.8)	(38.8)
Retained earnings	174.8	174.3
Treasury stock, at cost	(86.8)	(86.8)

Total stockholders' equity	531.1	530.6

Noncontrolling interest	(14.1)	(14.1)

Total equity	517.0	516.5

Total capitalization	$2,581.9	$2,585.4

(1)   We had letters of credit under the revolving credit facility in the amount of $34.5 million as of June 30, 2012. As of June 30, 2012 and September 30, 2012, we had $146.6 million and $124.0 million, respectively, outstanding under our revolving credit facility.

(2)   Does not give effect to any original issue discount.

(3)   These amounts are subject to changes in exchange rates primarily attributable to the Euro, Yuan, British Pound, Australian Dollar, Brazilian Real and Canadian Dollar.

(4)   As of June 30, 2012, we had outstanding $124.3 million in trade accounts receivable sold to the purchaser under our domestic securitization program.

 Selected financial data

The following selected historical financial data have been derived from our consolidated financial statements. This data should be read in conjunction with our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Form 10-K") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 incorporated by reference into this prospectus supplement. Results of the Kysor/Warren business in the years ended December 31, 2011, 2010 and 2009 and results of substantially all Enodis ice businesses and certain Enodis non-ice businesses in the year ended December 31, 2009 have been classified as discontinued operations in the consolidated financial statements to exclude the results from continuing operations. In addition, the earnings (loss) from discontinued operations include the impact of changes in estimates to certain retained liabilities for operations sold or closed in periods prior to those presented. Financial data for 2010, 2009 and 2008 has been revised to correct errors identified in 2011 relating to these periods. See Note 1, "Company and Basis of Presentation" in the consolidated financial statements included in the 2011 Form 10-K for further discussion of the revisions on 2010 consolidated balance sheet data and 2010 and 2009 consolidated statements of operations data. For businesses acquired during the time periods presented, results are included in the table from their acquisition date.

	Year ended December 31					Six months ended June 30
(In millions)	2011	2010*	2009*	2008*	2007	2012	2011

Net Sales
Cranes and Related Products	$2,164.6	$1,748.6	$2,285.0	$3,882.9	$3,245.7	$1,118.6	$947.6
Foodservice Equipment	1,487.3	1,393.1	1,334.8	596.3	438.3	747.4	734.4

Total	3,651.9	3,141.7	3,619.8	4,479.2	3,684.0	1,866.0	1,682.0

Gross Profit	835.1	766.1	797.4	1,015.0	861.5	458.8	404.0

Earnings (Loss) from Operations
Cranes and Related Products	103.9	89.8	145.0	555.6	470.5	73.4	43.5
Foodservice Equipment	216.0	203.0	167.0	59.2	61.3	118.5	103.9
Corporate	(56.9)	(41.2)	(44.4)	(51.7)	(48.2)	(32.5)	(28.9)
Amortization expense	(38.8)	(38.3)	(38.4)	(11.4)	(5.8)	(19.1)	(19.3)
Gain on sales of parts line	—	—	—	—	3.3	—	—
Goodwill Impairment	—	—	(520.3)	—	—	—	—
Intangible asset impairment	—	—	(146.4)	—	—	—	—
Restructuring and integration expense	(5.7)	(3.8)	(43.2)	(29.3)	—	(1.0)	(3.0)
Pension settlements	—	—	—	—	(5.3)	—	—
Other	0.5	(2.3)	(3.4)	—	—	(0.1)	(0.1)

Total	219.0	207.2	(484.1)	522.4	475.8	139.2	96.1
Interest expense and amortization of deferred financing fees	(157.1)	(197.0)	(202.8)	(54.1)	(36.2)	(70.9)	(83.7)
Loss on debt extinguishment	(29.7)	(44.0)	(9.2)	(4.1)	(12.5)	—	(27.8)
Loss on purchase price hedges	—	—	—	(379.4)	—	—	—
Other income (expense)—net	2.3	(9.9)	17.3	(3.0)	9.8	0.3	1.1

Earnings (loss) from continuing operations before taxes on income	34.5	(43.7)	(678.8)	81.8	436.9	68.6	(14.3)
Provision (benefit) for taxes on income	13.7	26.0	(69.2)	(20.7)	120.6	27.2	0.9

Earnings (loss) from continuing operations	20.8	(69.7)	(609.6)	102.5	316.3	41.4	(15.2)
Discontinued operations:(1)
Earnings (loss) from discontinued operations, net of income taxes	(3.9)	(7.6)	(34.1)	(144.8)	21.9	(0.5)	(3.0)
Gain (loss) on sale or closure of discontinued operations, net of income taxes	(34.6)	—	(24.2)	53.1	—	—	(33.6)

Net earnings (loss)	$(17.7)	$(77.3)	$(667.9)	$10.8	$338.5	$40.9	$(51.8)

Less: Net earnings (loss) attributable to noncontrolling interest, net of tax	(6.5)	(2.7)	(2.5)	(1.9)	—	(4.2)	(2.0)

Net earnings (loss) attributable to Manitowoc	(11.2)	(74.6)	(665.4)	12.7	338.2	45.1	(49.8)

Cash Flows
Cash flow from operations	$15.6	$209.3	$339.5	$306.1	$244.0	$(121.8)	$(187.3)

Identifiable Assets
Cranes and Related Products	$1,760.8	$1,659.3	$1,803.3	$2,288.6	$2,022.9	$1,861.0	$1,881.8
Foodservice Equipment	2,201.2	2,202.0	2,280.7	3,390.8	341.5	1,997.7	2,066.6
Corporate	65.2	214.7	260.8	444.5	571.9	320.8	270.7

Total	$4,027.2	$4,076.0	$4,344.8	$6,123.9	$2,936.3	$4,179.5	$4,219.1

Depreciation
Cranes and Related Products	$54.2	$56.5	$55.3	$66.3	$70.4	$22.1	$27.0
Foodservice Equipment	25.1	27.8	29.8	11.8	8.0	11.2	12.6
Corporate	2.8	2.9	2.8	1.5	1.8	1.1	1.5

Total	$82.1	$87.2	$87.9	$79.6	$80.2	$34.4	$41.1

Capital Expenditures
Cranes and Related Products	$52.2	$21.9	$51.5	$129.4	$103.7	$28.3	$11.3
Foodservice Equipment	12.0	12.2	15.1	10.5	3.7	5.9	6.9
Corporate	0.7	2.0	2.6	10.0	5.4	0.6	0.4

Total	$64.9	$36.1	$69.2	$149.9	$112.8	$34.8	$18.6

*      2009 and 2008 balance sheet data have been revised to correct errors identified in 2011. The impact of these errors on the 2009 and 2008 balance sheet data was a $1.2 million increase and a $27.1 million decrease, respectively, to Identifiable Assets (Foodservice Equipment). 2010, 2009 and 2008 net earnings (loss) data have been revised to correct errors identified in 2011. There was an increase to net loss of $6.1 million in 2010, a decrease to net loss of $35.1 million in 2009 and an increase to net earnings of $0.8 million in 2008 as a result of the correction of these errors. See Note 1, "Company and Basis of Presentation" in the consolidated financial statements included in the 2011 Form 10-K for further discussion of the nature of these errors.

 The company has also identified errors related to its deferred tax liability and goodwill accounts that originated in connection with certain acquisitions 5 to 10 years ago, resulting in an understatement of these accounts, and a cumulative overstatement of income tax expense of $18.6 million through June 30, 2012. In addition, the company had previously identified an error related to the overstatement of inventory ($2.9 million in 2011; $1.1 million in the first quarter of 2012) that had been corrected as an out-of-period adjustment in the second quarter of 2012. The company does not believe these errors to be material to the company's results of operations, financial position, or cash flows for any of the company's previously filed annual or quarterly financial statements. Accordingly, the company has revised the financial information in the table above to correct for these errors. The company expects to revise the financial information for prior periods to correct these errors the next time the impacted annual and quarterly financial statements are issued. These revisions impacted the financial information above as follows:

  (a)
  Decrease to earnings (loss) from continuing operations before taxes on earnings of $2.9 million for the year ended December 31, 2011 and increase to earnings (loss) from continuing operations before taxes on earnings of $2.9 million for the six months ended June 30, 2012;

  (b)
  Decrease to provision for taxes on income and increase to net earnings of: $2.2 million, $4.9 million, $3.7 million, $1.9 million and $1.5 million for the years ended 2011, 2010, 2009, 2008 and 2007, respectively; and decrease to the provision on taxes and increase to net earnings of $0.6 million for the six-month periods ended, June 30, 2012 and June 2011;

  (c)
  Increases to total assets of: $64.9 million as of December 31, 2010, 2009, 2008 and 2007, and June 30, 2011; $62.0 million as of December 31, 2011 and $67.8 million as of June 30, 2012.

(1)   Discontinued operations represent the results of operations and gain or loss on sale or closure of the Marine segment, substantially all Enodis ice businesses and certain Enodis non-ice businesses, Kysor/Warren, Delta Manlift SAS, DRI and Toledo Ship Repair, which either qualified for discontinued operations treatment, or were sold or closed during 2011, 2010, 2009 or 2008.

Financial information about business segments

The following is financial information about the Crane and Foodservice segments for the years ended December 31, 2011, 2010 and 2009 and the six months ended June 30, 2012 and 2011. The financial information for 2010 and 2009 has been revised to correct errors identified that relate to prior periods. See Note 1, "Company and Basis of Presentation" Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Form 10-K") for further discussion. The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the Notes to the Consolidated Financial Statements included in the 2011 Form 10-K, except that certain expenses are not allocated to the segments. These unallocated expenses are certain corporate overhead costs, amortization expense of intangible assets with definite lives, goodwill impairment charges, intangible asset impairment charges, restructuring expense, integration expense and certain other miscellaneous expenses recorded below operating earnings. We evaluate segment performance based upon profit and loss before the aforementioned expenses. Restructuring costs are included as reductions to the respective segment's operating earnings for each year below.

	Year ended December 31			Six months ended June 30
(In millions)	2011	2010	2009	2012	2011

				(Unaudited)
Net sales from continuing operations:
Crane	$2,164.6	$1,748.6	$2,285.0	$1,118.6	$947.6
Foodservice	1,487.3	1,393.1	1,334.8	747.4	734.4

Total	$3,651.9	$3,141.7	$3,619.8	$1,866.0	$1,682.0

Operating earnings (loss) from continuing operations:
Crane	$103.9	$89.8	$145.0	$73.4	$43.5
Foodservice	216.0	203.0	167.0	118.5	103.9
Corporate	(56.9)	(41.2)	(44.4)	(32.5)	(28.9)
Amortization expense	(38.8)	(38.3)	(38.4)	(19.1)	(19.3)
Goodwill impairment	—	—	(520.3)	—	—
Intangible asset impairment	—	—	(146.4)	—	—
Restructuring and integration expense	(5.7)	(3.8)	(43.2)	(1.0)	(3.0)
Other expense	0.5	(2.3)	(3.4)	(0.1)	(0.1)

Total:	$219.0	$207.2	$(484.1)	$139.2	$96.1

Capital expenditures:
Crane	$52.2	$21.9	$51.5	$28.3	$11.3
Foodservice	12.0	12.2	15.1	5.9	6.9
Corporate	0.7	2.0	2.6	0.6	0.4

Total	$64.9	$36.1	$69.2	$34.8	$18.6

Depreciation:
Crane	$54.2	$56.5	$55.3	$22.1	$27.0
Foodservice	25.1	27.8	29.8	11.2	12.6
Corporate	2.8	2.9	2.8	1.1	1.5

Total	$82.1	$87.2	$87.9	$34.4	$41.1

Total assets:
Crane	$1,760.8	$1,659.3	$1,803.3	$1,861.0	$1,881.8
Foodservice	2,201.2	2,202.0	2,280.7	1,997.7	2,066.6
Corporate	65.2	214.7	295.8	320.8	270.7

Total	$4,027.2	$4,076.0	$4,344.8	$4,179.5	$4,219.1

* * * * *

The Manitowoc Company, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The Manitowoc Company, Inc. has filed with the SEC for more complete information about The Manitowoc Company, Inc. and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, The Manitowoc Company, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, Attention: High Yield Syndicate, 383 Madison Avenue, 3rd Floor, New York, NY 10179, or by calling (800) 245-8812, Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or by calling (800) 503-4611 or Wells Fargo Securities, LLC, Attention: Client Support, 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC 28202, or by calling (800) 326-5897.

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  Issuer Free Writing Prospectus Filed Pursuant to Rule 433 October 4, 2012 Registration Statement No. 333-170573
SUPPLEMENTAL DISCLOSURE
Summary historical consolidated financial data
Capitalization
Selected financial data